UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

February 13, 2014.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX’S FOURTH QUARTER 2013 NET INCOME TOTALED $23.9 MILLION, OR $0.62 PER SHARE,

FULL-YEAR 2013 NET INCOME REACHED $84.8 MILLION, OR $2.21 PER SHARE

PANAMA CITY, February 13, 2014 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the Fourth Quarter and Full Year ended December 31, 2013.

Fourth Quarter and Full-Year 2013 Business Highlights

•	Fourth quarter 2013 Net Income (1) of $23.9 million, or $0.62 per share, increased $1.1 million, or 5% quarter-on-quarter, as the Bank´s continued improvement in business profitability compensated losses in non-core activities. Quarterly Net Income decreased 3% year-on-year, mainly due to results from non-core operations. Excluding non-core items (2), the Bank’s Business Net Income (3) increased 1% quarter-on-quarter and 22% year-on-year.

•	Full-Year 2013 Net Income totaled $84.8 million, or $2.21 per share, compared to $93.0 million, or $2.46 per share in 2012, a decrease of 9%, mainly due to losses from non-core investments in 2013. Excluding the results from these investments and the non-recurring gain on the sale of premises in 2012, Business Net Income increased by 7% in 2013, fueled by robust average commercial portfolio growth, and rising net interest margin and fee income, as portfolio quality remained solid, and operating expenses declined 3% YoY.

•	The Commercial Division’s EoP portfolio balances totaled $6.6 billion as of December 31, 2013 (+1% QoQ; +11% YoY), reflecting the Region’s diverse, but overall largely positive growth dynamics, and Bladex’s competitive edge. Yearly average Commercial Portfolio balances reached $6.3 billion, a $0.9 billion, or 17%, increase compared to $5.4 billion in 2012, while fourth quarter 2013 average balances reached $6.5 billion (-3% QoQ; +14% YoY).

•	Credit disbursements in 2013 increased 26% to $14.3 billion, yet another record level for the Bank, compared to $11.3 billion disbursed in 2012, on the basis of robust credit demand. Quarterly credit disbursements totaled $3.5 billion in the fourth quarter 2013, a $0.2 billion, or 6%, increase compared to the previous quarter, and nearly unchanged from the $3.5 billion disbursed in the fourth quarter of 2012.

•	Fees and commissions totaled $13.7 million in 2013, an increase of $3.6 million, or 36%, compared to $10.0 million in 2012, a result of increased activity of the letter of credit business, as well as higher loan intermediation fees from mandated transactions, as the Bank solidified its track record of successful syndications. On a quarterly comparison, fees and commissions totaled $4.7 million in the fourth quarter of 2013 (+$0.9 million, or 25%, QoQ; +$1.4 million, or 43%, YoY).

•	On December 10, 2013, the Bank’s Board of Directors approved an increase in quarterly dividends distributed to holders of common shares from $0.30 to $0.35 per share, corresponding to the fourth quarter of 2013. This 17% increase in quarterly dividends reaffirmed the Bank’s commitment to continuing its established dividend approach in function of the development and growth of the Bank’s business.

CEO's Comments

Mr. Rubens V. Amaral, Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s Full-Year and Fourth Quarter 2013 results: “Yet again, Bladex posted strong business results this quarter, as the Bank walked a cautious path, positioning its origination focus in the context of the movements of liquidity in Latin American markets. A trend of tight margins on the back of ample liquidity that commenced late in the third quarter continued well into the fourth quarter, until more clarity on the direction of rate movements returned late in the quarter. While credit demand from corporations and banks continued to be strong, Bladex chose to grow its Commercial Portfolio selectively in order to stabilize average net margins. Business metrics continued to improve this quarter, as overall asset quality remained strong, fee income rose, and costs were well-controlled.

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Full-year 2013 results show that Bladex continues to move in the right direction. Average portfolio growth, net interest margin evolution, and fee income generation were stronger than what the fundamentals – a competitive environment in the financial sectors and debt capital markets, more moderate underlying average GDP growth in the Region, and the evolution of trade flow growth - would seem to suggest. This growth was achieved without compromising credit quality, as the portfolio mix shifted throughout the year towards better-quality clients, and average tenors were maintained. For the first time in several years of continually investing in our skilled workforce and regional footprint, we did more with less this year, with the overall expense base decreasing year-on-year as our client-focused efficiency drive gains momentum.

As mentioned before, this year also saw our exposure to market volatility and non-recurring items greatly reduced compared to prior years. While this did not suffice to entirely offset non-core results, it did allow us, together with the increasing strength of our business, to absorb them while maintaining positive earnings trends. We will continue on the path of reducing non-core activities following a clearly-defined exit strategy. But our main focus remains further strengthening our business, diversifying and differentiating our product and service offerings to enhance fee and commission income, improving service levels, and managing our portfolio exposures to maximize returns on capital at risk.

Despite the ebbs and flows of the markets, Bladex has always followed a balanced approach towards supporting growth and economic integration in Latin America. In 2014, Bladex celebrates 35 years of providing financial solutions to clients in Latin America. As a result of this long and successful track record of operating across Latin America’s diverse economies, working with companies and institutions involved in foreign trade, the Bank has gained an intimate knowledge of the Region´s strengths and weaknesses, and has contributed to Latin America’s progress over the years towards greater integration, stability, and prosperity. This expertise compels us to view the Region´s future – and Bladex´s own prospects – with cautious optimism. This view is underscored by the dividend increase recently declared by the Board of Directors,” Mr. Amaral concluded.

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CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	2013	2012	4Q13	3Q13	4Q12
Net Interest Income	$123.1	$105.0	$31.1	$36.6	$24.2
Net Operating Income (Loss) by Business Segments:
Commercial Division	$89.5	$83.9	$22.7	$25.1	$21.2
Treasury Division	$(10.2)	$(7.9)	$(4.3)	$(6.5)	$(6.3)
Net Operating Income	$79.3	$76.0	$18.4	$18.6	$14.9
Net Income - business segments	$80.6	$88.4	$21.2	$19.8	$24.8
Net Income (Loss) attributable to the redeemable noncontrolling interest	$(4.2)	$0.3	$(2.7)	$(2.9)	$0.1
Net Income attributable to Bladex Stockholders - business segments	$84.8	$88.1	$23.9	$22.8	$24.7
Other income unallocated - Gain on sale of premises and equipment	$0.0	$5.6	$0.0	$0.0	$0.0
Net loss from discontinued operations	$0.0	$(0.7)	$0.0	$0.0	$(0.1)
Net Income attributable to Bladex Stockholders	$84.8	$93.0	$23.9	$22.8	$24.6

Net Income per Share (4)	$2.21	$2.46	$0.62	$0.59	$0.64
Book Value per common share (period end)	$22.24	$21.67	$22.24	$22.17	$21.67
Return on Average Equity (“ROE”)	10.0%	11.6%	11.0%	10.7%	11.9%
Business Return on Average Equity ("Business ROE") (5)	10.6%	10.4%	12.6%	12.6%	10.7%
Return on Average Assets (“ROA”)	1.2%	1.5%	1.3%	1.2%	1.6%
Business Return on Average Assets (“Business ROA”)	1.3%	1.4%	1.5%	1.4%	1.4%
Net Interest Margin	1.75%	1.70%	1.69%	1.96%	1.54%
Efficiency Ratio (6)	41%	42%	43%	41%	52%
Business Efficiency Ratio (7)	37%	43%	35%	34%	56%

Tier 1 Capital (8)	$868	$826	$868	$866	$826
Total Capital (9)	$937	$883	$937	$934	$883
Risk-Weighted Assets	$5,473	$4,609	$5,473	$5,439	$4,609
Tier 1 Capital Ratio (8)	15.9%	17.9%	15.9%	15.9%	17.9%
Total Capital Ratio (9)	17.1%	19.2%	17.1%	17.2%	19.2%
Stockholders’ Equity	$858	$826	$858	$853	$826
Stockholders’ Equity to Total Assets	11.5%	12.2%	11.5%	11.2%	12.2%
Accumulated other comprehensive income (loss) ("OCI")	$(13)	$(1)	$(13)	$(17)	$(1)

Leverage (times) (10)	8.7	8.2	8.7	8.9	8.2
Liquid Assets / Total Assets (11)	11.1%	10.2%	11.1%	11.5%	10.2%
Liquid Assets / Total Deposits	35.2%	29.8%	35.2%	31.2%	29.8%

Non-Accruing Loans to Total Loans, net	0.1%	0.0%	0.1%	0.0%	0.0%
Allowance for Credit Losses to Commercial Portfolio	1.2%	1.3%	1.2%	1.2%	1.3%

Total Assets	$7,471	$6,756	$7,471	$7,613	$6,756

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

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Footnotes:

(1)	Net income or loss attributable to Bladex Stockholders (“Net Income”, or “Net Loss”).

(2)	Non-Core Items includes: gains on sale of premises and equipment, net results from the participations in the investment funds (net interest income, net gain (loss) from investment funds trading, and expenses from investment funds), net results from discontinued operations, and net income (loss) attributable to the redeemable non-controlling interest.

(3)	Business Net Income refers to Net income or loss attributable to Bladex Stockholders, deducting non-core items.

(4)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(5)	Business ROE: Annualized Business Net Income divided by average stockholders’ equity.

(6)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(7)	The Business Efficiency Ratio refers to consolidated operating expenses excluding expenses from the investment funds, as a percentage of net operating revenues excluding the net interest income from the investment funds and the net income (loss) from investment funds trading.

(8)	Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the Available for Sale portfolio. Tier 1 Capital ratio is calculated as a percentage of risk weighted assets. Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(9)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits. Liquidity ratio refers to liquid assets as a percentage of total assets.

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 SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

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Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Panama, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through December 31, 2013, Bladex had disbursed accumulated credits of approximately $205 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s full-year and quarterly results on Friday, February 14, 2014 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and download on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 45158869.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

Tel: (507) 210-8630

E-mail address: cschech@bladex.com

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